Exhibit 99.1

CHINA YUCHAI ACHIEVES RECORD EXPORT SALES IN 2017

Singapore, Singapore – January 23, 2018 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today that it exported a record number of engines to the global market in 2017.

In 2017, GYMCL exported 12,173 units to the global bus market, breaking the 10,000-unit mark for the first time and establishing a record high. Among the units sold, sales of engine models YC6L and YC6MK exceeded 3,000 units, an increase of 64% over the previous year. Natural gas engine export sales grew to more than 2,500 units, an increase of 300% over last year. In addition, over 1,200 engine units were exported for use in the passenger vehicle market, representing a year-on-year increase of 17%.

In supporting the Chinese government’s ‘One Belt One Road’ initiative, the growth of bus sales in international markets has become a priority.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We are pleased with the export growth achieved in 2017 as the global markets provide another growth avenue for our diversified portfolio of commercial vehicle engines. We have especially leveraged our leading bus engines in China and our global service network to meet the needs of bus companies in foreign markets. We look forward to our exports continuing to grow in the future.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited ("GYMCL"), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2016, GYMCL sold 320,424 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss
Phone: +1 646-726-6511
Email: cyd@bluefocus.com

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